SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings, S.A.

3Q05 Results Press Release

Investor Relations

CONSOLIDATED FINANCIAL INFORMATION

THIRD QUARTER 2005

Ratios (%)	3Q05	2Q05	3Q04	9M05	9M04	Performance
Annualized ROAE	23.3	23.0	17.8	21.3	16.4
Annualized ROAA	2.2	2.2	1.6	2.1	1.6	Unibanco’s 3Q05 net income was R$475 million, up 45.3% compared with 3Q04. The annualized return on average equity reached 23.3% in 3Q05. 9M05 net income was R$1,329 million, up 46.4% from the same period in 2004.

Operating income, 9M05 versus 9M04, posted a growth of 51.1%, reaching R$2,158 million. The graph below follows the evolution of the annualized return on average equity:

3Q05 net income posted 4.9% growth when compared with 2Q05, in spite of the fully absorbed R$44 million impact, in September, of the collective bargaining agreement. This agreement involved an one-time bonus payment of R$1,700 per employee and a 6% wage increase.

Operating Income posted a growth of 11.5% compared with 2Q05, as a result of the improvement in the financial margin and fees from services rendered, which grew by 9.6% in the quarter, and 20.5%, from the same period last year (excluding the revenues from Credicard and Orbitall sold during the 4Q04).

						The credit portfolio increased 16.0% in 9M05, more than double the rate of growth registered for 9M04 (7.2%) . This activity boost, along with a budgetary discipline (Personnel and administrative expenses advanced by just 1.3%, 9M05 versus 9M04, including the effects from the afore mentioned collective bargaining agreement), led to a 980 b.p. improvement in the efficiency ratio, to 51.4% in 3Q05 from 61.2% in 3Q04.
Efficiency Ratio	51.4%	52.8%	61.2%	52.6%	61.4%
BIS Ratio(1)	18.2%	16.1%	15.4%	18.2%	15.4%
Earnings per GDS (R$)	0.34	0.32	0.23	0.95	0.65
Book Value per GDS (R$)	6.43	6.20	5.68	6.43	5.68
(1) Pending on Central Bank's approval as Tier I or II classification.

Income Statement (R$ millions)	3Q05	2Q05	3Q04	9M05	9M04
Profit from financial intermediation before provision (a)	2,092	1,964	1,652	5,855	4,577
Provision for loan losses (b)	(503)	(435)	(275)	(1,248)	(049)
Gross profit from financial intermediation (a+b)	1,589	1,529	1,377	4,607	3,673
Fees from services rendered	870	794	829	2,430	2,390
Personnel and administrative expenses	(1,323)	(1,232)	(1,308)	(3,741)	(3,693)
Operating Income	763	684	556	2,158	1,428
Net income	475	453	327	1,329	908

Balance Sheet (R$ millions)	Sep-05	Jun-05		Sep-04
Loan Portfolio	36,872	35,154		29,724
Total assets	88,423	82,731		83,832
Total deposits	34,554	34,856		32,044
Stockholders' equity	8,986	8,660		7,932
Assets under management	35,700	35,119		32,654

Financial Margin (R$ millions)	3Q05	2Q05	3Q04	9M05	9M04

Highlights – Balance Sheet

• Stockholders’ equity totaled R$8,986 million at the end of the quarter, up 13.3% from September 30, 2004.

• Unibanco’s consolidated total assets reached R$88,423 million at the end of September 2005, up 5.5% from September 30, 2004.

• Retail credit portfolio grew 34.9%, in the last 12 months, positively impacted by credit card and small and medium enterprises (SMEs) transactions. Wholesale portfolio increased by 12.4% . Therefore, total loan portfolio grew by 24.0% growth, in comparison with a 18% rate for the national financial system in the same period (source: Brazilian Central Bank).

• Total deposits and assets under management (AUM) reached R$70,254 million at the end of the quarter, of which R$35,700 million from assets under management.

• As of September 2005, core deposits (demand deposits, savings deposits and SuperPoupe deposits) h ad increased 10.7% in comparison with September 2004. This growth rates surpasses the market average - 6.6% over the same period, a positive sign that Unibanco’s initiatives to improve funding composition have been on target.

Highlights – Results

• At R$2,092 million, the financial margin before provision for loan losses, adjusted for the net effects of investments abroad, grew by R$128 million from 2Q05. The 27.9% growth registered in 9M05, compared with the same period in 2004, was favorably influenced by a 17.4% increase in revenue from lending operations, supported by a change in mix and higher volume.

• The annualized financial margin, before provision for loan losses, in 3Q05, increased to 10.5% from 8.7% in 3Q04.

• In the 9M05, personnel and administrative expenses rose just 1.3% compared with 9M04. In the comparison of the 3Q05 with the 2Q05, the increase in personnel and administrative expenses was 7.4%, des pite the impact, fully absorbed in September, of the collective bargaining agreement.

• Given the effects of the reestructuring process, adherence to the cost control program and the budgetary discipline through 9M05, Unibanco estimates that personnel and administrative expenses will post a growth below 2% in 2005.

Public Offering of Units and GDSs

• The Public Offering of Units and GDSs was successfully completed on September 23, 2005. The Offer, one of the largest in the Brazilian market in the last years, amounted to approximately R$1.8 billion, including the total performance of the greenshoe option. Demand for Units and GDS surpassed the offering book by three times.

Financial margin (A)	2,092	1,964	1,652	5,855	4,577
Financial margin after provision for loan losses (B)	1,589	1,529	1,377	4,607	3,673
Total average assets (-) average permanent assets (C)	82,859	79,720	78,264	81,176	73,350
Annualized financial margin before provision (%) (A/C)	10.5%	10.2%	8.7%	9.7%	8.4%

Unibanco – União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1980
E-mail: investor.relations@unibanco.com

Financial Information

•Performance

Highlights	05

Performance Indicators	06

Financial Margin	06

•Assets	07

Marketable Securities	08

Loan Portfolio	08

Allowance and Provisions for Loan Losses	11

Investments Abroad	13

•Funding	14

•Local and Foreign Currency Balances	16

•Capital Adequacy and Fixed Asset Ratios	17

•Efficiency Ratio	18

•Revenue by Type of Business	19

•Fees from Services Rendered	19

•Personnel and Administrative Expenses	20

Personnel Expenses	20

Administrative Expenses	21

•Other Operating Income and Expenses	22

Quarter Highlights

•Brazilian Economy	23

•Retail	23

Branch Network	24

Small and Medium Enterprises	24

Consumer Credit Companies	24

Credit Card Companies	24

Consumer Finance Companies	25

Auto Financing	26

Annuity	26

•Wholesale	27

•Insurance and Private Pension Plans	28

•Wealth Management	30

•Unibanco Holdings	31

•Corporate Governance	31

•Other Highlights	32

•Human Resources	33

•Social Responsibility	34

Balance Sheet	35

Income Statement	36

Financial Information

Performance

Performance > Highlights

Unibanco’s 3Q05 net income was R$475 million, up 45.3% in comparison with 3Q04. 9M05 net income was R$1,329 million, up 46.4% from the same period in 2004. Operating income for the quarter totaled R$763 million, up 37.2% from 3Q04 and 11.5% compared with 2Q05. Operating income, 9M05 versus 9M04, posted a growth of 51.1%, reaching R$2,158 million. The graph below depicts the evolution of the annualized return on average equity:

The bank’s restructuring process, launched during late first semester 2004, continues to bear results. The annualized return on average equity has remained above 20% since 4Q04, reaching 23.3% in 3Q05.

3Q05 net income posted 4.9% growth when compared with 2Q05, in spite of the fully absorbed R$44 million impact, in September, by the collective bargaining agreement. This agreement involved an one-time bonus payment of R$1,700 per employee and a 6% wage increase. As a consequence, personnel and administrative expenses rose 7.4% compared with 2Q05. Nevertheless, 9M05 versus 9M04, the growth was only 1.3%, due to efficiency gains and the sale of Credicard and Orbitall. Operating Income posted a growth of 11.5% compared with 2Q05, as a result of the improvement in the financial margin and fees from services rendered.

The credit portfolio increased 16.0% in 9M05, more than double the rate of growth registered for 9M04 (7.2%) . This activity boost, along with a budgetary discipline (Personnel and administrative expenses advanced by just 1.3%, 9M05 versus 9M04, including the effects of the afore mentioned collective bargaining agreement), led to a 980 b.p. improvement in the efficiency ratio, to 51.4% in 3Q05.

The growth in net income in the 3Q05 compared with 3Q04 was largely due to:

  Retail credit portfolio growth of 34.9%, positively impacted by credit card and small and medium enterprises (SMEs) transactions; and 12.4% growth in the Wholesale credit portfolio headed to a 24.0% growth in the total loan portfolio, in comparison with a 18% rate for the national financial system in the same period (source: Brazilian Central Bank);
  Credit quality improvement: non-accrual (credit overdue more than 60 days) portfolio coverage rose to 117.2%, from 99.2% a year ago. The non-accrual portfolio, as of September 2005, represented 4.1% of total credit portfolio, down from 4.7% in September 2004;

  Fees from services rendered were up 20.5%, largely due to the increase in credit card and capital markets fees, adjusted for the sale of Credicard and Orbitall, during the 4Q04;

  Improvement of the efficiency ratio to 51.4%, in the 3Q05, from 61.2%, reflecting the benefits attained by the restructuring process since its inception late first semester 2004.

Important initiatives at all divisions had a favorable impact on the quarter’s results. The focus on retail operations was maintained, as shown by the strong growth in consumer finance and the renovation of Unibanco’s branches. The branch redesign goes beyond layout, aiming to improve the service quality; this new service model is called “Novo Modelo de Atendimento”. Please refer to the section: Branch Network.

At the Wholesale business, the highlights were the bank’s 2nd position, ranked by Cetip, as the most active in the swap market and the 2nd position among financial agents for BNDES-Exim (National Economic and Social Development Bank). The insurance and private pension plans businesses kept the leadership in property risk, aviation, D&O, international freight and extended warranty, according to the most recent data for the sector, released in August 2005 by Susep. Unibanco Private Bank placed 2nd in assets under management on Anbid’s global ranking, with a market share above 10% in September 2005.

Performance > Performance Indicators

Stockholders’ equity totaled R$8,986 million at the end of the quarter, up 13.3% from September 2004. Annualized return on average equity (ROAE) was 23.3% in the quarter and 21.3% in 9M05. The table below shows the performance indicators in the periods under analysis:

Profitability	3Q05	2Q05	3Q04	9M05	9M04

Net Income (R$ millions)	475	453	327	1,329	908

Operating Income (R$ millions)	763	684	556	2,158	1,428

Total Assets (R$ millions)	88,423	82,731	83,832	88,423	83,832

Stockholders' equity (R$ millions)	8,986	8,660	7,932	8,986	7,932

Annualized return on average equity (%)	23.3	23.0	17.8	21.3	16.4

Annualized return on average assets (%)	2.2	2.2	1.6	2.1	1.6

Earnings per share (R$)	0.34	0.32	0.23	0.95	0.65

Earnings per GDS (R$)(1)	3.30	3.10	2.29	9.25	6.28

Book value per outstanding share (R$)	6.43	6.20	5.68	6.43	5.68

(1)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.

Performance > Financial Margin

At R$2,092 million, the financial margin before provision for loan losses, adjusted for the net effects of investments abroad, grew by R$128 million from 2Q05. The 27.9% growth registered in 9M05, compared with the same period of last year, was favorably influenced by a 17.4% increase in revenue from lending operations, supported by a change in mix and higher volume.

The annualized financial margin, before provision for loan losses, in 3Q05, increased to 10.5% from 8.7% in 3Q04.

R$ millions

Financial Margin	3Q05	2Q05	3Q04	9M05	9M04

Financial margin (A)	2,092	1,964	1,652	5,855	4,577

Provision for Loan Losses	(503)	(435)	(275)	(1,248)	(904)

Financial margin after provision for loan losses (B)	1,589	1,529	1,377	4,607	3,673

Total average assets (-) average permanent assets (C )	82,859	79,720	78,264	81,176	73,350

Annualized financial margin before provision for loan losses (%) (A/C )	10.5	10.2	8.7	9.7	8.4

Annualized financial margin after provision for loan losses (%) (B/C )	7.9	7.9	7.2	7.6	6.7

Assets

Unibanco’s consolidated total assets reached R$88,423 million at the end of September 2005, up 6.9% from June 30, 2005, mostly as a result of loan portfolio growth, mainly in the Retail segment, and also due to funding obtained in the open market. The Perpetual Securities issuance, total amount of US$500 million, also triggered total assets growth. Please refer to the section: Funding.

In the last 12 months, total assets grew 5.5%, in spite of goodwill amortization of incorporated companies and a decrease in deferred tax assets. Moreover, the annualized return on average assets increased from 1.6% in 9M04 to 2.1% in 9M05.

The chart below shows asset growth:

Assets > Marketable Securities

The classification and values of the marketable securities portfolio as of September 30th, 2005 is detailed in the following table:

R$ millions

	Trading Securities	Securities Available	Securities Held
		for Sale	to Maturity	Total
	Market Value	Market Value	Amortized Cost

Federal government (1)	3,900	565	1,364	5,829

Foreign Government	206	-	-	206

Brazilian sovereign debt	123	1,294	2,660	4,077

Corporate debt securities	52	2,428	102	2,582

Bank debt securities	449	268	100	817

Marketable equity securities	12	111	-	123

Mutual funds	2,252	533	-	2,785

Total	6,994	5,199	4,226	16,419

% of portfolio	42%	32%	26%	100%

(1) Includes R$3.19 0 millions invested in mutual funds.

The market value of the marketable securities, classified as held to maturity, was R$4,414 million on September 30, 2005.

Changes in the securities portfolio, during the quarter were as follows:

R$ millions

Changes in Securities Portfolio	Balance Jun-05	Foreign Exchange Variation	Interest	Maturity(1)	Purchases	Sales	Market Value Adjustment	Balance Sep-05

Trading securities	8,053	(27)	295	(589)	29,796	(30,532)	(2)	6,994

Available for sale	3,750	(61)	174	(400)	2,400	(632)	(31)	5,199

Held to maturity	4,309	(199)	148	(271)	239	-	-	4,226

Total	16,112	(288)	617	(1,260)	32,435	(31,164)	(33)	16,419

(1) Interest payments and redemptions at maturity.

The table below details the impact of mark to market adjustments in trading securities, securities available for sale and financial derivatives instruments:

R$ millions

	Market Value Adjustment Sep-05	Change during 3Q05 (1)

To Income Statement	16	1

To Stockholders´ Equity	(22)	95

(1) Net of income tax

Assets > Loan Portfolio

Loan portfolio grew by 24.0% over the past 12 months. The highlight was the Retail portfolio up 34.9%, in line with the efforts to increase market share in this higher-margin and more profitable segment.

The credit portfolio increased 16.0% in 9M05, more than double the rate of growth registered for 9M04 (7.2%); as a consequence of the commercial bank and other companies portfolio (24.6% in 9M05 versus 11.8% in 9M04) and SMEs loan portfolio (20.1% in the 9M05 versus 10.0% in 9M04).

R$ millions

Balance of Loans by Business Segment	Sep-05	Jun-05	Sep-04(1)	Quarterly Change (%)	Annual Change (%)

Retail	20,820	19,773	15,437	5.3	34.9

Wholesale	16,052	15,381	14,287	4.4	12.4

Total	36,872	35,154	29,724	4.9	24.0

(1) Pro-Forma: Includes installment credits from Unicard and Fininvest; does not include C redicard portfolio.
R$613 million were migrated from Retail to Wholesale, due to the review of the segmentation, in 2004.

Retail credit portfolio, which comprises individuals and SMEs, accounted for 56% of the total portfolio at the end of the quarter, compared with 52% in September 2004.

The Wholesale loan portfolio increased 12.4% since September 2004. In September 2005, the dollar-indexed loan portfolio rose to US$2,756 million from US$2,192 million in September 2004. However, due to local currency appreciation, this loan portfolio posted a 2.3% drop, in Reais, in the period.

R$ millions

Balance of Loans by Client Type	Sep-05	Jun-05	Sep-04(1)	Quarterly Change (%)	Annual Change (%)

Individuals	14,061	13,359	10,553	5.3	33.2

Commercial bank and other companies	8,153	7,907	6,248	3.1	30.5

Consumer credit companies	5,908	5,452	4,305	8.4	37.2

Corporate	22,811	21,795	19,171	4.7	19.0

Large corporate	16,052	15,381	14,287	4.4	12.4

Middle market and small companies (SMEs)	6,759	6,414	4,884	5.4	38.4

Total	36,872	35,154	29,724	4.9	24.0

(1) Pro-Forma: Includes installment credits from Unicard and Fininvest; does not include C redicard portfolio.

Individuals loan portfolio totaled R$14,061 million at the end of September 2005, with a cumulative growth of 33.2% over the past 12 months. The highlight was the growth of consumer credit companies of 37.2% in the last 12 months, and 8.4% in the quarter, which include credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred, LuizaCred and SonaeCred). Commercial bank and other companies loan portfolio grew by 30.5% over the past 12 months.

Corporate loan portfolio increased by 19.0% over the last 12 months and 4.7% in the past 3 months, bolstered by the growth in the loan portfolio of small and medium enterprises (SMEs), which increased 38.4% Y-o-Y and 5.4% Q-o-Q. It is important to note, in this segment, the focus on accounts receivable financing, overdraft, guaranteed accounts, working capital lending, BNDES-Finame funded loans, and cross-sales that resulted in an impressive conquest of new payroll accounts and the accreditation of new retailers and co-branded cards partners.

The loan portfolio balance by client type is detailed below:

Individuals
R$ Millions

Corporate
R$ Millions

Below are the balances of credit portfolio by economic activity:

					R$ millions

Balance of Loans by Economic Activity	Sep-05	Jun-05	Sep-04(1)	Quarterly Change (%)	Annual Change (%)

Manufacturing	11,840	10,899	8,943	8.6	32.4

Services	5,928	5,883	5,777	0.8	2.6

Commercial	3,267	3,528	3,039	(7.4)	7.5

Agribusiness	835	743	857	12.4	(2.6)

Individuals	14,061	13,359	10,553	5.3	33.2

Others	941	742	555	26.8	69.5

Total Risk	36,872	35,154	29,724	4.9	24.0

(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include C redicard portfolio.

Loan Portfolio mix, by segment, as of September 30, 2005 is as follows:

The auto financing portfolio increased 30.5% Y-o-Y, reaching R$4,368 million as of September 30, 2005. Unibanco participates in this segments through its brands: Dibens and Unibanco Financeira, throughout Brazil, being the leader of heavy vehicle financing. Please refer to the section: Auto Financing.

Products offered by the commercial bank include, among others, personal loans, overdraft, and mortgages. Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage portfolio was R$1.3 billion, as of September 30, 2005.

> Assets > Allowance and Provisions for Loan Losses

The balance for consolidated allowance for loan losses at the end of the quarter was R$1,789 million, or 4.9% of the total loan portfolio, composed of:

•	R$710 million in compliance with Resolution 2,682, related to overdue credits;
•	R$690 million relative to risk parameters contemplated by Resolution 2,682, for falling due credits;
•	R$389 million based on more conservative percentages than those required by the Regulatory Authority.

								R$ millions

Classification	Required	Total	Cumulative	Minimum Allowance		Excess	Total	Allowance
	Provision	Risk	Distribution	Required		Allowance	Allowance	over
	(%)	Portfolio	(%)	Overdue	Falling Due	over		Portfolio
				Installment	Installments	Res. 2682%

AA	-	14,370	39.0	-	-	11	11	0.1

A	0.5	14,969	79.6	-	75	5	80	0.5

B	1.0	2,947	87.6	3	27	5	34	1.2

C	3.0	1,871	92.7	7	49	52	108	5.8

D	10.0	1,119	95.7	16	95	187	299	26.7

E	30.0	332	96.6	50	49	39	139	41.9

F	50.0	292	97.4	78	68	37	183	62.7

G	70.0	300	98.2	101	110	53	263	87.7

H	100.0	672	100.0	455	217	-	672	100.0

TOTAL		36,872		710	690	389	1,789

% of portfolio				1.9%	1.9%	1.2%	4.9%

The balance of credits rated from AA to C comprised 92.7% of the total loan portfolio at quarter-end, up from 92.2% in September 2004. Credits rated from E to H made up 4.3% of the total loan portfolio, down from the 4.9% in September 2004, and also lower than allowance for loan losses over total loan portfolio of 4.9% .

Allowance for loan losses over the loan portfolio rated E-H stood at 112.1% at the end of the quarter, in line with the percentage reached in June 2005, and significantly higher than the 95.8% on September 30, 2004, as shown in the graph below:

Allowance for loan losses as a percentage of falling due installments reached 111.1% on September 30, 2005, up from 93.4% on September 2004, indicating an improvement in credit quality.

The ratio between allowance for loan losses and the non-accrual credit portfolio (comprising interest and principal payments past due for 60 days or longer) was 117.2% at the end of the quarter. The non-accrual portfolio as a percentage of the total loan portfolio was 4.1% in September 2005, significantly lower than the ratio registered in September 2004 as shown in the following graph:

The following table shows the changes in allowance for loan losses for the indicated periods:

R$ millions

Allowance for Loan Losses	3Q05	2Q05	3Q04	9M05	9M04

Allowance for loan losses (opening balance)	1,739	1,685	1,545	1,669	1,697

Provision for loan losses	503	435	275	1,248	904

Required provision	524	366	332	1,208	917

Additional provision	(21)	69	(57)	40	(13)

Loan write-off	(453)	(381)	(390)	(1,128)	(1,171)

Allowance for loan losses (closing balance)	1,789	1,739	1,430	1,789	1,430

Loan recovery	47	31	76	124	212

Net write-off	(406)	(350)	(314)	(1,004)	(959)

Net write-off / Total Risk	1.1%	1.0%	1.0%	2.7%	3.1%

Provision for loan losses in 9M05 was R$1,248 million, above the total of net write-offs in the amount of R$1,004 million. Net write-offs as a percentage of the total credit portfolio, at 2.7% in 9M05, progressed favorably in the period, from 3.1% in 9M04, despite the total loan portfolio growth.

> Assets > Investments Abroad

Unibanco, as of September 30, 2005 registered a total of US$677 million in investments abroad, which compares to US$691 million, as of June 30, 2005. During the course of 3Q05, these investments were reduced by dividend payments.

The following tables detail Unibanco investments abroad and the impact of the exchange rate variation over such investments:

US$ million

	3Q05	2Q05	3Q04	9M05	9M04

Investments Abroad (opening balance)	691	631	606	598	842

Net Income	51	59	89	137	170

Dividends paid	(87)	-	-	(87)	(334)

Market value adjustments	22	1	(1)	29	16

Investments Abroad (closing balance)	677	691	694	677	694

R$ millions

Impact on Investments Abroad	3Q05	2Q05	3Q04	9M05	9M04

Exchange rate fluctuation on investments abroad	(42)	(151)	(105)	(191)	-

Hedge on investments abroad (currency)	87	177	170	279	142

Net impact before income tax and social contribution	45	26	65	88	142

Tax effects of exchange rate fluctuation on investments abroad	(14)	(51)	(36)	(65)	-

Net impact after income tax and social contribution	31	(25)	29	24	142

Exchange Rate Fluctuation	-5.5%	-11.8%	-8.1%	-16.3%	-1.1%

Unibanco adopts a hedging policy to protect its investments held abroad from adverse currency fluctuations and fiscal effects. During 3Q05, there was a loss of R$42 million on Investments abroad, due to the 5.5% Real appreciation, related to the US-dollar, mitigated by R$87 million structural hedge gain (short position in foreign exchange).

Funding

Total deposits and assets under management (AUM) reached R$70,254 million at the end of the quarter, of which R$35,700 million from assets under management, as follows:

R$ millions

Funding Balance	Sep-05	Jun-05	Sep-04	Change (%) Quarterly	Change (%) Annual

Demand deposits	3,505	3,547	3,605	-1.2	-2.8

Savings deposits	5,524	5,635	5,900	-2.0	-6.4

SuperPoupe	2,628	2,350	1,030	11.8	155.1

Core Deposits	11,657	11,532	10,535	1.1	10.7

Time deposits	22,816	23,212	21,365	-1.7	6.8

Interbank deposits	81	112	144	-27.7	-43.8

Total deposits (A)	34,554	34,856	32,044	-0.9	7.8

Assets under management (B)	35,700	35,119	32,654	1.7	9.3

Total deposits + assets under management (A+B)	70,254	69,975	64,698	0.4	8.6

In September 2005, core deposits (demand deposits, savings deposits and SuperPoupe deposits) increased 10.7% from September 2004. This growth rates surpasses the market average (6.6% over the same period in 2004), a positive sign that Unibanco’s initiatives to improve funding composition have been on target. In the quarter, core deposits growth was in line with the market growth, with highlight for the Superpoupe’s increase of 11.8% .

Investment funds and portfolios under Unibanco Asset Management (UAM) stewardship had R$35,700 million in assets at quarter-end, up 9.3% from September 2004. Please refer to the section: Wealth Management.

The tables below show additional details on funding in local and foreign currency:

					R$ millions

Funding in Local Currency	Sep-05	Jun-05	Sep-04	Change (%) Quarterly	Change (%) Annual

Total funding in local currency	54,633	51,478	52,268	6.1	4.5

Total deposits	32,689	32,898	29,560	-0.6	10.6

Demand deposits	2,983	3,043	2,867	-2.0	4.0

Savings deposits	5,098	5,161	5,357	-1.2	-4.8

Interbank deposits	-	6	136	-	-

SuperPoupe (Time Deposits)	2,628	2,350	1,030	11.8	155.1

Time deposits	21,980	22,338	20,170	-1.6	9.0

Funding obtained in the open market	7,314	4,647	9,751	57.4	-25.0

Debentures and mortgage notes	263	257	524	2.3	-49.8

Local onlendings (BNDES funds)	5,315	5,202	4,765	2.2	11.5

Subordinated Debt	420	401	354	4.7	18.6

Technical reserves for insurance, annuity and pension plans	6,657	6,414	5,338	3.8	24.7

Others	1,975	1,659	1,976	19.0	-0.1

R$ millions

Funding in Foreign Currency	Sep-05	Jun-05	Sep-04	Quarterly Change (%)	Annual Change (%)

Total funding in foreign currency	14,253	13,142	14,819	8.5	-3.8

Total deposits	1,865	1,958	2,484	-4.7	-24.9

Demand deposits	522	504	738	3.6	-29.3

Savings deposits	426	474	543	-10.1	-21.5

Interbank deposits	81	106	8	-23.6	912.5

Time deposits	836	874	1,195	-4.3	-30.0

Funding obtained in the open market	2,353	1,823	1,514	29.1	55.4

Local onlendings (BNDES funds)	225	185	253	21.6	-11.1

Foreign onlendings	144	157	235	-8.3	-38.7

Import and export financing lines	2,347	2,399	2,520	-2.2	-6.9

Eurobonds and commercial papers	1,018	1,226	1,717	-17.0	-40.7

Subordinated Debt	2,433	1,369	1,247	77.7	95.1

Securitization	2,003	2,173	2,838	-7.8	-29.4

Others	1,865	1,852	2,011	0.7	-7.3

Funding in local currency totaled R$54,633 million on September 30, 2005 up 4.5% from September 2004, mostly as result of the growth in deposits and a drop in funding obtained in the open market. Total funding in foreign currency decreased 3.8%, in the last 12 months, in local currency terms to R$14,253 million under the impact of a 22.3% appreciation of the Brazilian Real in the period.

In July 2005, Unibanco placed, through its Grand Cayman branch, US$500 million in perpetual securities, rated Ba2 by Moody’s Investors Service. Interest on these bonds will accrue at an annual rate of 8.7% per annum, paid on a quarterly basis. These securities may be subjected to redemption by Unibanco, in whole, on July 29th, 2010 or any interest payment date occurring thereafter, upon Brazilian Central Bank approval. This issuance explains the 77.7% growth of subordinated debt, denominated in foreign currency in 3Q05.

In September 2005, Unibanco completed a Liquidity Facility transaction of US$200 million. It is an innovative and hybrid funding instrument in the global financial market. Please refer to the section: Liquidity Facility.

Local and Foreign Currency Balances

The table below details the balances in local and foreign currency and the net FX exposure:

			R$ millions

		September 30, 2005
	Local Currency	Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	15,065	2,102	17,167

Marketable securities and derivatives	11,688	5,600	17,288

Interbank accounts	5,685	152	5,837

Net loans	29,083	6,000	35,083

Loans	30,748	6,124	36,872

Allowances for loan losses	(1,665)	(124)	(1,789)

Other assets	11,750	1,298	13,048

Total assets	73,271	15,152	88,423

Deposits	32,689	1,865	34,554

Securities sold under repurchase agreements (open market)	7,314	2,353	9,667

Resources from securities issued	268	1,018	1,286

Interbank accounts	659	36	695

Borrowings and onlending	5,484	3,099	8,583

Financial derivative instruments	502	112	614

Subordinated Debt	420	2,433	2,853

Other liabilities	16,778	3,689	20,467

Minority interest	718	-	718

Stockholders' equity	8,986	-	8,986

Total liabilities	73,818	14,605	88,423

Derivatives and leasing operations	7,105	(1,836)	5,269

Transactions to mature (with no exposure risk), foreign strategic shareholder and others		720

Net exposure - BIS ratio		(569)

An increase in the balance of foreign-currency denominated marketable securities reduced Unibanco’s net short position during the quarter to R$1,077 million, down from R$569 million, despite the issuance of Perpetual Securities, in 3Q05, in the amount of US$500 million.

Capital Adequacy and Fixed Asset Ratios

The following table details the changes in Unibanco’s BIS ratios over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.1	15.4

Changes in risk weighted assets	(0.9)	(2,3)

Changes in market risk coverage - interest rates		0,2

Changes in market risk coverage - foreign exchange rate	0.6	1.5

Reference equity growth

Tier I	0.7	1.5

Tier II		0,2

Perpetual Securities(1)	1.7	1.7

BIS Ratio on September 30, 2005	IB.2	IB.2

(1) Pending on Central Bank's approval as Tier I or II classification.

Considering the issuance of Perpetual Securities in July 2005, Unibanco’s BIS ratio, as of September 30, 2005, reached 18.2%, above the minimum 11% level determined by the Central Bank.

Besides the contribution of the issuance of Perpetual Securities, the increase of 210 b.p. compared with June 2005, is also explained by a decrease in net FX position, as a result of the increase in the balance of foreign currency denominated marketable securites.

The breakdown in reference equity between Tier I and Tier II, as of September 30, 2005, is as follows:

	Reference Equity	BIS ratio (%)
	(R$ millions)

Tier I	9,075	14.0

Tier II	1,569	2.4

Perpetual Securities (1)	1,128	1.7

Total	11,7 72	18 .2

(1) Pending on C entral Bank's approval as Tier I or II classification.

The fixed asset ratio, as of September 2005, stood at 41.4%, with an expressive improvement from the 47.8% ratio obtained in September 2004, primarily as result of incorporated companies’ goodwill amortization, in the end of 2004, and stockholders’ equity growth.

Efficiency Ratio

Unibanco’s efforts to optimize revenues and rationalize expenses continue to bear results: the efficiency ratio¹ reached 51.4% in 3Q05 from 61.2% in 3Q04, as shown in the following graph:

The 20.6% growth in revenues, coupled with cost-contention measures that held the increase in personnel and administrative expenses at just 1.1%, helped improve the efficiency ratio to 51.4% in 3Q05.

R$ millions

	3Q05	2Q05	3Q04	3Q05 /2Q05	3Q05 / 3Q04

Efficiency ratio(1)	51.4%	52.8%	61.2%	(1.4)	(9.8)

Expenses	1,323	1,232	1,308	7.4%	1.1%

Revenues	2,575	2,334	2,136	10.3%	20.6%

(¹) (Personnel + Other Administrative Expenses) / (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Retirement Plans and Annuity Results + Credit Card Selling Expenses + Taxes Expenses + Other Operating Income/ Expenses).

Revenue by Type of Business

The following chart demonstrates the pro-forma net revenue by business type. For better comparison, revenues in 9M04 from Credicard, sold in 4Q04, were excluded.

The share of the financial income in the total revenue by business type increased to 41%, in 9M05, from 38% in the same periof of last year. This reflects not only loan portfolio growth, but also higher margin segment positioning. 200 b.p. growth in credit card fees is due to the acquisition of Hipercard, credit card acquirer and issuer.

Fees from Services Rendered

The breakdown of fees from services rendered is demonstraded as follows:

					R$ millions

Fees from Services Rendered	3Q05	2Q05	2Q04	9M05	9M04

Banking fees and other fees and commissions	479	448	408	1,363	1,217

Credit Cards	286	246	214	762	593

Unibanco's Cards	211	175	157	553	428

Redecard	75	71	57	209	165

Assets under management	105	100	100	305	287

Subtotal	870	794	722	2,430	2,097

Credicard and Orbitall	-	-	107	-	293

Total fees from services rendered	870	794	829	2,430	2,390

Total fees reached R$870 million in 3Q05, up 20.5% in the past 12 months, excluding fees from Credicard and Orbitall, both sold during 4Q04.

Banking fees totaled R$479 million in 3Q05, up 17.4% from 3Q04; with strong growth in revenues from capital markets transactions. Credit card fee revenues, at R$286 million in 3Q05, were up 33.6% from 3Q04, bolstered by the growth in the credit-card base, sales campaigns and synergies with the branch network.

Fees from asset management totaled R$305 million in 9M05, up 6.3% from 9M04, reflecting the growth in assets under management.

Personnel and Administrative Expenses

Personnel and administrative expenses increased 1.3% in 9M05 from 9M04, as result of gains in cost-efficiency and the sale of Credicard and Orbitall. The increase in personnel and administrative expenses was 7.4%, in 3Q05 compared with 2Q05, despite the impact, fully absorbed, in September, of the new collective bargaining agreement that included a 6.0% wage increase and an non-recurring R$1,700 bonus payment per employee.

The restructuring process, implemented at the end of 1H04, continues to produce results. One of the consequences was an increase of just 1.1% in the total of personnel and administrative expenses in 3Q05 from 3Q04 (also impacted by the effects of the sale of Credicard and Orbitall) in comparison with an increase of 6.1% in the IPC-A during the same period.

Despite the increased spending with the expansion of the consumer finance businesses during 9M05, the efficiency ratio improved significantly to 51.4% in 3Q05, benefiting from the restructuring process. The commercial bank’s personnel spending remained practically stable in comparison with 3Q04, excluding the effects from the new collective bargaining agreement.

Below is a breakdown of Unibanco’s personnel and administrative expenses for the indicated periods:

					R$ millions

Personnel and Administrative Expenses	3Q05	2Q05	3Q04	9M05	9M04

Commercial Bank	859	795	807	2,426	2,297

Subsidiaries	464	437	411	1,315	1,149

Subtotal	1,323	1,232	1,218	3,741	3,446

C redicard and Orbitall	-	-	90	-	247

Total	1,323	1,232	1,308	3,741	3,693

Given the effects of the reestructuring process, adherence to the cost control program, and budgetary discipline through 9M05, Unibanco estimates that personnel and administrative expenses will post a growth below 2% in 2005.

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses over the indicated periods:

					R$ millions

Personnel Expenses	3Q05	2Q05	3Q04	9M05	9M04

Commercial Bank	410	368	384	1,126	1,073

Subsidiaries	108	99	120	305	326

Subtotal	518	467	504	1,431	1,399

C redicard and Orbitall	-	-	23	-	71

Total	518	467	527	1,431	1,470

Despite the new collective bargaining agreement (6.0% wage increase beginning September 2005 and an R$1,700 bonus per employee), personnel expenses fell by R$39 million in 9M05 from 9M04, reflecting efficiency gains from corporate restructuring and the sale of Credicard and Orbitall.

Excluding the 3Q05 effects from the new collective bargaining agreement and business expansion, personnel expenses droped from 2Q05. The main changes are detailed below:

Main Effects over Personnel Expenses	3Q05 / 2Q05	9M05 / 9M04

Total expenses variation	10.9%	-2.7%

Breakdown:

Salaries readjustments - Collective Bargaining Agreement (1)	9.8%	7.2%

Acquisitions / Growth (2)	2.4%	0.9%

Organizational restructure gains	-0.2%	-3.9%

Credicard / Orbitall: consolitaded up to Nov, 04	-	-4.8%

Other events	-1.1%	-2.1%

(1)	R$44 million, R$ 38 million non-recurring, fully absorved in September 2005
(2)	Acquisition of Pro-Revenda, Grupo Verdi sales distributor.

Personnel and Administrative Expenses > Administrative Expenses

The following tables show other administrative expenses for the indicated periods:

					R$ millions

Other Administrative Expenses	3Q05	2Q05	3Q04	9M05	9M04

Commercial Bank	449	427	423	1,300	1,224

Subsidiaries	356	338	291	1,010	823

Subtotal	805	765	714	2,310	2,047

Credicard and Orbitall	-	-	67	-	176

Total	805	765	781	2,310	2,223

In 3Q05, excluding organic growth, marketing expenses (mostly for Fininvest and Hipercard), and advisory services, the other administrative expenses were up by at a modest 1.9% from 2Q05.

					R$ millions

Other Administrative Expenses	3Q05	2Q05	3Q04	9M05	9M04

Third-party services	279	231	229	731	658
Equipment Lease	11	10	10	30	19
Data processing and telecomunications	100	99	88	292	264
Depreciation and amortization	97	88	90	280	264
Facilities - maintenance and preservation	131	155	141	443	426
Advertising and publicity	78	56	71	186	170
Financial system services costs	19	20	23	63	63
Transportation	21	20	17	54	52
Materials	12	12	13	34	34
Others	57	74	32	197	97
Subtotal	805	765	714	2,310	2,047
Credicard and Orbitall	-	-	67	-	176
Total	805	765	781	2,310	2,223

Other Operating Income and Expenses

This group of accounts consists mainly of fiscal, labor and civil provisions, goodwill amortization from acquisitions and dividends received from other investments. This account incurred a net expense of R$203 million in 3Q05, from a R$241 million net expense in the previous quarter, mainly as a consequence from an increase in provisions in the 2Q05, as a result of the R$238 million indemnity from Caixa Geral de Depósitos, fully designated to fiscal, labor and civil provisions. The indemnity was related to guarantees due to Banco Bandeirantes’ acquisition.

Quarter Highlights

Brazilian Economy

A marginal decline in activity, particularly in the manufactoring sector, relative to the prior quarter, set the tone for the economy in 3Q05. During the period, the perception that former price pressures had been contained and that headline inflation was converging to the official target, motivated the Central Bank to start, in September, a gradual easing cycle, cutting the Selic rate by 25 b.p. at that month’s Copom meeting, down to 19.50% p.a. from 19.75% p.a.

Large liquidity in global capital markets, vigorous exports, and improving solvency indicators, both domestically and internationally, have contributed to the perception that Brazil’s Sovereign Risk was decreasing.

This scenario favored the domestic currency, which continued to gain ground, appreciating 5.5% in the quarter and 16.3% since the end of 2004. This motivated the National Treasury to absorb excess currency inflows by purchasing dollars in the spot market.

The public debt/GDP ratio reached 51.4% at the end of the quarter, down from 51.7% from year-end 2004.

In 3Q05, the cumulative inflation (measure by IPCA) was 0.8%, belows the figure for 2Q05 of 1.3% . During 9M05, the cumulative inflation reached 4.5% .

Industrial production (measured by IBGE) were up 4.19% in 9M05 compared to the same period of last year.

Retail

Unibanco’s Retail segment reached 19.7 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard provide credit card companies; Fininvest, PontoCred and LuizaCred, among others, focus on consumer finance; Banco Dibens and Unibanco Financeira offer financing for cars and commercial vehicles (auto financing).

Retail loan portfolio reached R$20,820 million, up 34.9% for the past 12 months. These loans comprised 56% of Unibanco’s total loan portfolio in September 2005, up from 52% in September 2004, in line with the strategy of growing business in higher-margin segments.

Indivilduals loan portfolio stood at R$14,061 up 5.3% for the quarter. The highlight of the period was the expansion of R$997 million registered by the credit card loan portfolio during 3Q05, boostered to a R$3,325 million in September 2005, growth of 42.8% and 15.4% in comparison with September 2004 and June 2005, respectively. The SMEs loan portfolio grew by 38.4% over the past 12 months and 5.4% from June 2005. Commercial bank and other companies posted a 30.5% expansion during the last 12 months and 3.1% in the quarter.

Retail > Branch Network

At the end of 3Q05, Unibanco had a network of 909 branches and 359 corporate-site branches. Unibanco’s branches have been undergoing remodeling since the beginning of the year, when the new logo and new marketing positioning were formally launched. However, the remodeling process goes beyond physical layout and logo to accommodate a New Service Model.

The New Model aims at improving service efficiency, through the rationalizatiing the network processes, optimizing management time, and developing tools in order to reduce time of response to clients’ demands.

Retail > SMEs

The Retail banking business segment serves small and medium enterprises (SMEs), with annual sales up to R$150 million, offering credit facilities, accounts receivable financing and payroll services, in addition to cash-flow management products. The affiliation of credit cards in retailers overperformed in the quarter, with 57,000 new accredited retailers, representing a continous growth throughout the year. This segment serves over 500,000 clients.

The SMEs loan portfolio reached R$6,759 million, up 38.4% in the last 12 months. The highlight of the period was the increase in participation of the accounts receivable linked products.

Retail > Consumer Credit Companies

Unibanco’s Consumer Credit Companies covers consumer finance and credit cards segments trough Unicard, Hipercard, Fininvest, PontoCred (partnership with Globex, Ponto Frio department store chain’s parent company), LuizaCred (partnership with Magazine Luiza department store chain), SonaeCred (partnership with Sonae distribution chain), and Redecard (joint-venture with three other partners).

Retail > Consumer Credit > Credit Card Companies

Unibanco’s credit card business is constituted by Unicard, a credit card issuer, and Hipercard, credit card acquirer and issuer. Together, these companies posted a R$231 million net in come in 9M05, up 58.2 % from 9M04. In the quarter, net income reached R$76 million, up 20.6 % from 3Q04.

The consolidated revenues, as measured by total credit card charges and c ash withdrawals, reached R$3,785 million in 3Q05, up 35.1 % and 16.6% from 3Q04 and 2Q05, respectively. The loan portfolio totaled R$3,325 n i September 2005, a 42.8 % growth from the same period in the previous year and 15.4 % from June 2005. In the 3Q05, the number of transactions was up 14.9 % from 2Q05.

Unicard and Hipercard consolidated fee revenues have registered steady improvement, reaching R$110 million in 3Q05, up 14.6 % from 2Q05. This good performance is attributed to a growth in the credit-card base, which is a result of successful commercial efforts in the branch network and other channels.

Hipercard’s acquiring network has reached more than 102,000 points-of-sale, 83% located in the Northeast of Brazil.

Unicard innovated in offering the option to pay bills via credit card, increasing the depth of cross-sales. Unicard also maintained its nationwide leadership in the co-branded credit card segment.

Unibanco’s credit card business main indicators are shown in the table below:

					R$ millions

Financial Information	3Q05	2Q05	3Q04	9M05	9M04 (2)

Net Earnings	76	73	63	231	146

Fees	110	96	88	298	240

Credit portfolio (1)	3,325	2,881	2,328	3,325	2,328

Average Financed Volume	718	673	581	685	561

Provision for loan losses	86	73	46	212	146

(1)	Individuals. Includes installment credits
(2)	Consolidated since march 1st, 2004

Retail > Consumer Credit > Credit Card Companies > Redecard

Redecard is responsible for capturing and transmitting all credit and debit cards transactions of the MasterCard, Maestro, Diners Club, and RedeShop brands in Brazil. Redecard also provides some products and services for its customers, such as leasing to retailers machines used for the processing of debit and credit card transactions.

Redecard equity income was R$29 million in 3Q05, up 26.1% from 3Q04 (including Consórcio Redecard revenues after taxes). In 9M05, Redecard equity income was R$88 million, 33.3% above 9M04. The company processed over 262 million transactions in the 3Q05 and registered R$16,732 million in revenues, up 7.8% from 2Q05.

Retail > Consumer Credit > Consumer Finance Companies

Fininvest, PontoCred, LuizaCred e SonaeCred constitute the consumer finance segment companies, which contributed with R$49 million equity income in 3Q05, and R$169 million in 9M05. The 3Q05 result reflects an increase in loan coverage and a larger provision for loan losses on account of discontinuing some Fininvest’s operations.

The quarter’s highlight for the segment was the growth in Fininvest’s private-label card business, with 24 new retail partnerships, particularly with home improvement stores, such as the Leroy Merlin chain. At the end of the quarter, Fininvest had 270 fully-owned stores, 28 kiosks, 303 mini-stores and over 12,000 points-of-sale.

In August 2005, Fininvest was recognized as “Top of Mind” among consumer finance companies in a survey conducted by Research International.

In September 2005, LuizaCred had 337 stores and PontoCred had 357 stores.

Consumer finance companies loan portfolio totaled R$2,734 million in September 2005, up 35.7% in 12 months.

The table below shows the main indicators for the consumer finance companies.

					R$ millions

Financial Information	3Q05	2Q05	3Q04	9M05	9M04

Equity Income	49	59	54	169	162

Fees	101	82	69	260	188

Credit portfolio	2,734	2,715	2,014	2,734	2,014

Provision for loan losses	211	165	110	500	323

Retail > Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Dibens and Unibanco Financeira brands. It finances all sorts of vehicles, from motorcycles and passenger cars to buses and heavy trucks. Unibanco is the industry leader in financing heavy commercial vehicles.

The auto financing business posted a R$11 million net managerial income in 3Q05 and R$29 million in 9M05. At the end of September 2005, the segment had a R$4,368 million loan portfolio, up 30.5% from the same period in 2004.

Retail > Annuity

Unibanco Capitalização is responsible for the annuity business; the 3Q05 revenues totaled R$102 million, up 20.0% from 3Q04, with marketing efforts for the MegaPlin, as a main feature. In 9M05, Unibanco Capitalização sales totaled R$290 million, up 21.3% from 9M04.

The Unibanco Capitalização net income was R$19 million in 3Q05 and R$59 in 9M05, a growth of 18.8% and 20.4% from 3Q04 and 9M04, respectively, this increase was due to relevant commercial efforts during the period.

Wholesale

The Wholesale serves companies with annual sales above R$150 million, in addition to institutional investors. The segment strategy blends regional coverage and industry-specific expertise, focused on the development of long-term relationship banking. Unibanco’s Wholesale segment has been consistently well-positioned in M&A, Project Finance and Fixed Income and Equity Capital Markets.

In September 2005, the wholesale loan portfolio grew by 12.4 % in the past 12 months. Dollar-indexed credit portfolio was US$2,756 million at the end of the quarter, compared with R$2,192 million in September 2004.

The main highlights of the Wholesale segment in the quarter were:

  Lead manager in seven debenture issues (Telemar, Vicunha Siderurgia, Sanepar, Celpe, AES-Tietê, Net and Eletropaulo), in the total amount of R$3.4 billion. Unibanco occupies the 2nd place in Anbid’s ranking of debenture origination and distribution.

  Lead manager in important equity transactions. In September 2005, the Wholesale segment led a secondary public offer of 86.1 million of Unibanco Units, held by Caixa Brasil, SGPS, S.A., totaling R$1.8 billion, which constituted the largest transaction involving a Brazilian company since 2002. In July 2005, Unibanco managed OHL Concesiones’ IPO, in the amount of R$496 million.

  Disbursement of R$589 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), ranking 2nd in BNDES-exim onlendings, with R$257 million disbursed, and 3rd in the overall ranking. In the 9M05, Unibanco also ranked 2nd in BNDES-exim onlendings and 3rd in the overall ranking, corresponding to a 21.2% and 9.9% market share, respectively.

  Total balance of US$1.8 billion in trade finance and international warranties transactions. Unibanco attained a 4.8% growth in its locally-originated trade finance transactions, reaching US$955 million.
  Domestically issued warranties and letters of credit totaled US$288 million in the quarter, up 8.7% from 2Q05, whereas trade finance transactions originated offshore were up 7.2% in the quarter.

  Managed the structuring and distribution of shares in the Cataguazes-Leopoldina Credit Rights Investment Fund, totaling R$210 million.

  Financial advisory services to the following groups: USJ – Açúcar e Álcool on the project and implementation of a new industrial plant involving R$186 million; Rezende Barbosa, on the implementation of an investment project worth R$73 million; Queiroz Galvão Perfurações, on the structuring of a financial transaction totaling R$45 million; and Concessionária Rodoviária Vianorte, on the development of a complementary investment project in the amount of R$45 million.

  Attained the 2nd position in Cetip’s ranking of most active banks in the swap market. The cumulative portfolio reached R$2.3 billion, boosting the bank’s position among the most active firms in derivative structured transactions for clients.

  Equity Research department recognized as one of the Top 10 Research Houses in the 2005 ranking of Institutional Investor’s All-Brazil Research Team, with analyst Tânia Sztamfater winning the 1st place in the Consumer Goods category, and Carlos Albano placing 3rd in the category of Aerospace, Transportation and Industrials.

Insurance and Private Pension Plans

The insurance and private pension plans businesses registered R$81 million net income in 3Q05, and R$241 million in 9M05. Annualized ROAE was 24.5% and 23.4% in 3Q05 and 9M05, respectively. Insurance and private pension consolidated technical reserves stood at R$6,678 million in September 2005, up 30.8% from 3Q04, as shown in the graph below.

Insurance and private pension Plans consolidated revenues totaled R$1,069 million in 3Q05 and R$3,280 million in 9M05.

The combined ratio, which is a measure of operational efficiency for insurance companies, was 99.3% in 9M05 and 99.5% in 3Q05, staing below 100%. In its extended concept, which includes financial revenues, the combined ratio for the quarter was 86.3%, compared with 87.7% in 3Q04.

					R$ millions

Insurance (1)	3Q05	2Q05	3Q04	9M05	9M04

Net premiums written - Insurance	803	784	695	2,360	2,073

Premiums retained	660	628	533	1,899	1,533

Premiums earned	435	405	502	1,262	1,449

Industrial result	78	81	80	237	232

Personnel and administrative expenses	(64)	(70)	(67)	(196)	(182)

Taxes and other operating expenses	(12)	(11)	(11)	(32)	(40)

Operating income	2	0	3	9	10

Financial / equity result	95	76	91	256	264

Income before taxes	97	76	90	265	271

Net Income	81	84	76	241	224

Loss ratio % (2)	53. 6%	53.3%	44. 1%	53.7%	48.7%

Combined ratio % (3)	99.5%	100.0%	99.4%	99.3%	99.3%

Extended combined ratio % (4)	86.3%	86.4%	87.7%	85.8%	87.4%

(1)	AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method
(2)	Claims / Premiums
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Unibanco Insurance and Pension Plans segment currently occupies the 4th position, with a 7.8% market share as of August 2005, according to the rankings by Susep (Private Insurance Regulatory Body), Anapp (National Association Of Private Pension Funds) and ANS (supplementary health insurance regulatory agency).

The company secured its leadership in the segments of property risk, aviation, D&O (Directors and Officers) and international freight, in addition to extended warranty, according to the latest data series released by Susep (August 2005). In line with the strategy of furthering cross-sales efforts, the insurance company launched in 3Q05 an incentive program to acquire new current accounts through its agent network and service suppliers.

Unibanco AIG Insurance and Pension Plans, in an effort to grow its market share in the small business segment, started to offer, during the quarter, additional sales incentives for “Seguro Empresa Express” (Express Insurance Business) product. This is a multi-risk policy, designed for small businesses, especially in the retail and services segments, located in large urban centers. It covers a range of 24 guarantees, with variable rates and deductibles according to the business regional location, and offers the possibility of wrapping life and accident insurance into the same policy.

The Pension Plans business registered a net income of R$53 million in 9M05, a 12.8% growth compared with the same period of 2004. Revenues from this business totaled R$266 million in 3Q05 and R$920 million in 9M05.

Unibanco AIG Vida e Previdência ranked 4th, in terms of revenues, among pension plans as of August 2005. In terms of corporate pension plans sales, Unibanco AIG Previdência took the 2nd place by cumulative revenues, reaching R$536 million in the 9M05, according to Anapp’s data survey. The company serves 1,264 corporate clients and 759,000 individual costumers, of which 233,000 are enrolled in corporate plans, with a 25.1% market share.

Wealth Management

Unibanco Asset Management (UAM) closed September 2005 with R$35,700 in assets under management, up 1.7% for the quarter and 9.3% in the last 12 months. Its market share in September 2005 was 4.9% .

In October 2005, UAM launched two additional programs aimed at expanding UAM’s client-base while boosting its synergies with the credit card business. The “PoupeGanhe” campaign promotes lotteries for cars and homes for its investors, while the PopeVoe program, through the “Fundo Mais Milhas DI” (More Miles DI Fund), awards extra airline free miles to Unicard Smiles cards holders.

Standard & Poors affirmed on July 20, 2005 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

According to the industry’s Global Ranking, published by Anbid, the assets under management of the Private Bank registered in September 2005 a 30.9% growth in comparison with December 2004. The Private Bank ranked 2nd in Anbid’s survey, with a 10.2% market share in September 2005.

Unibanco Holdings

Unibanco Holdings assets consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco – União de Bancos Brasileiros S.A. and, therefore, its performance and operating results reflect those of Unibanco.

In 3Q05, Unibanco Holdings S.A. net income was R$260 million, or R$0.32 earnings per share. Stockholders’ equity at quarter-end was R$5,229 million. The ROAE was impacted by tax provisioning (PIS and Cofins) on revenues from interest on capital stock in the period, reaching 21.6% . The company is disputing these taxes and has already won an interlocutory injunction in lower courts. The provision constituted for this contingency was R$58 million as of September 30, 2005.

Corporate Governance

Corporate Goverance > Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main stock indices in the Brazilian market. The table below details the Units weight in each of the indices, according to the quadrimestral revisions in May and September 2005:

Index	Weight (%)
	2 - May- 2005	2 - Sept - 2005

Ibovespa	0.984	1.264

IBrX-50	2.955	3.156

IBrX-100	2.604	2.799

IGC	4.736	4.933

Corporate Governance > Interest on Capital Stock

Unibanco and Unibanco Holdings pay interest on capital stock to their shareholders on a quarterly basis. The latest distribution was disbursed on October 31, 2005, in the terms described in the table below:

				R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460

Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

(*)	Each UNIT represents o ne preferred share o f Unibanco and o ne preferred share o f Unibanco Ho ldings.
(**)	Each GDS listed o n the New Yo rk Sto ck Exchange (NYSE: UB B ) is equivalent to 5 Units.

Unibanco’s dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of its net income, after legal reserve deduction, to its shareholders.

Other Highlights

Other Highlights > Units and GDSs Public Offerings

The Public Offering of Units and GDSs was successfully completed on September 23, 2005. The Offer, one of the largest in the Brazilian market in the last years, amounted to approximately R$1.8 billion, including the total performance of the greenshoe option. Demand for Units and GDS surpassed the offering book by three times.

The offering price was R$20.49 per Unit and US$44.00 per GDS (traded at the New York Stock Exchange), representing a discount of less than 0.3% to the closing price at the pricing day.

The Public Offering added new and important institutional investors to Unibanco's shareholders' base. It is important to mention that not only the emerging market funds acquired Unibanco stocks, but also large investors that trade stocks worldwide. Moreover, 1,415 investors participated in the Brazilian offering, of which more than 900 were individuals.

Following Unibanco's commitment to respect and incentive non-institutional investors, every single purchase order up to R$300,000 was completely fulfilled.

Other Highlights > Liquidity Facility

In September, 2005 - Unibanco completed a US$200 million Liquidity Facility transaction. It is an innovative hybrid instrument for the global financial markets. For the next two years, Unibanco will be able to access resources in the amount of up to US$200 million, with a seven-year term repayment period.

The resources drawn will be backed by notes issued under the Receivables Securitization Program of Unibanco and UBB Diversified Payment Rights Finance Company. Since its beginning, in 2002, the Securitization Program posted a solid growth of more than 70% in financial volume.

Financial Guaranty Insurance Company guaranteed the transaction and SMBC Securities, Inc., a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, acted as arranger.

Other Highlights > Moody’s Ratings Upgrade

Moody’s issued in October 2005 an upgrade to B1 in Unibanco’s long-term deposits in foreign currency rating, maintaining a positive outlook. The agency also upgraded Brazil’s sovereign ratings for deposits to B1 and sovereign bonds and notes to Ba3, all with a positive outlook.

Recently, Moody’s Investor Service placed on review for possible upgrade the D+ bank financial strength rating of Unibanco. According to Moody’s, the review reflects consistent improvements in Unibanco’s financial performance.

Other Highlights > New Investor Relations Website

Unibanco’s Investor Relations website was completely revamped in November 2005, adding new contents and interactive tools and a new navigation panel, all framed by a redesigned layout.

Changes can be noticed at the first view: new design, more modern and user-friendly. More information has been added to the site, becoming more complete. For instance, the section “Unibanco” presents more details about the company.

As an example, the Financial Statements became navigable: a click of the mouse can move the viewer from a balance sheet over to explanatory notes, or examine the Income Statement without having to open a PDF file or print the page, even though these options remain available. The Balance Sheet and Income Statement are also posted in Excel spreadsheet format.

Unibanco’s Investor Relations website won, for the last two consecutive years, first place in the Top 5 Award in the category Banks and Financial Institutions; and placed second best among all Latin American corporations. These award are issued by MZ Consult.

Other Highlights > The Fast Internet Banking in the Market

Unibanco provides the fastest Internet Banking service in the market, with an average 16-second access time to checking-account informations, in August 2005, against an average 30-second among its main competitors, according to a survey conducted by SiteSeeing. To cut down access and processing time, Unibanco in recent months incorporated a leading edge technology to reconstruct its navigation menus.

Human Resources

Unibanco’s Human Resources department is committed to promote professional growth, aligning the personnel interests to its major strategic objectives. With 28,481 employees, the bank invested, in 9M05, R$19.8 million in staff development, including MBA programs in Brazil and abroad, and the courses on “Providing Service with Excellence” and “People Management”.

The “Providing Service with Excellence” targets upgrading customer services practices at branch level and has trained 9,396 employees by the end of September 2005.

Since 1997, external consultants have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2005, the employee satisfaction index reached 75%, while the employee motivation index hit a record 77%.

Social Responsibility

Social Responsibility > Instituto Unibanco

The year 2005 has marked continued achievements by Instituto Unibanco, with the establishment and renewal of partnerships intended at carrying out the following projects:

• From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO);
• Junior Achievement Program (with the same name NGO)
• Basic Training for Senior Citizen Caretakers (SEADS)
• Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NG0)
• Citizenship Training (the Carpe Diem Association)
• Solidary Literacy (with a similarly named NGO)
• Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide);
• Preparation for Work Program (Solidary Training).
• Central Avenue (with BEI Editora )
• Young Volunteer Partners (with the NGO Parceiros Voluntarios)
• Project Involve (State Education and Social Development Department and a group of another institutions)

All the projects above involve educational activities aiming at the social inclusion of low-income young people.

Social Responsibility > Instituto Moreira Salles

Instituto Moreira Salles opened in 3Q05 an exhibit of Rio de Janeiro’s photographer Marc Ferrez (1843-1923), considered one of the pioneers in photography between the mid-19th to early 20th Century. This is the most comprehensive collection of Ferrez’s works shown. IMS owns the entire collection, which recorded historic transformations in Brazil during those years.

A selection of the photographs from this exhibit was sent in September to the Carnavalet Museum in Paris. From there, the exhibit will travel through the remaining IMS cultural centers during 2006.

As a whole, IMS programs hosted to 39,000 visitors in its cultural centers during 3Q05, of which 6,000 were students in guided visits.

The network of Espaço Unibanco/Espaço Arteplex theaters had more than 830,000 attendees in 9M05.

Social Responsibility > Equator Principles

Since June 2004, Unibanco adopted the Equator Principles, a set of social and environmental requirements for the loan approval proceedings for infrastructure projects, implemented by the International Finance Corporation, a World Bank subsidiary. Unibanco was the first financial institution in Brazil – and in developing countries – to adopt the Equator Principles.

Since then, some fifteen projects have been submitted to the EqP (Equator Principles) guidelines. After the initial assessment for credit approval, all these projects have been monitored in accordance with the stipulations of the Financial Contract, the Environmental Assessment Report, and the Social and Environmental Questionnaire.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

					R$ millions

				Quarterly	Annual
	Sep-05	Jun-05	Sep-04	Change (%)	Change (%)

ASSETS

Cash and due from bank	1,276	1,081	1,326	18.0	-3.8

Interbank investments	15,891	12,735	16,557	24.8	-4.0

Marketable securities and financial derivatives instruments	17,288	16,862	17,836	2.5	-3.1

Interbank accounts	5,837	5,730	5,156	1.9	13.2

Loan portfolio, leasing and other loans	36,872	35,154	30,353	4.9	21.5

Allowance for loan losses	(1,789)	(1,739)	(1,430)	2.9	25.1

Net loans	35,083	33,415	28,923	5.0	21.3

Foreign exchange portfolio, except for ACC (1)	1,934	2,157	2,287	-10.3	-15.4

Negotiation and intermediation of securities	115	116	141	-0.9	-18.4

Investments	1,194	1,235	1,916	-3.3	-37.7

Fixed assets	801	816	946	-1.8	-15.3

Deferred charges	701	688	701	1.9	0.0

Other assets	8,303	7,896	8,043	5.2	3.2

Total assets	88,423	82,731	83,832	6.9	5.5

LIABILITIES

Deposits	34,554	34,856	32,044	-0.9	7.8

Securities sold under repurchase agreements (open market)	9,667	6,470	11,265	49.4	-14.2

Resources from securities issued	1,286	1,483	2,241	-13.3	-42.6

Interbank accounts	695	684	625	1.6	11.2

Borrowings and onlendings in Brazil - Governmental agencies	8,583	8,234	8,560	4.2	0.3

Financial derivatives instruments	614	501	326	22.6	88.3

Technical provisions for insurance, annuities and

retirement plans	6,657	6,414	5,338	3.8	24.7

Foreign exchange portfolio (1)	2,289	2,454	2,588	-6.7	-11.6

Negotiation and intermediation of securities	380	265	286	43.4	32.9

Other liabilities	13,994	12,017	11,855	16.5	18.0

Total liabilities	78,719	73,378	75,128	7.3	4.8

Minority interest	718	693	772	3.6	-7.0

Stockholders' equity	8,986	8,660	7,932	3.8	13.3

Stockholders' equity managed by parent company	9,704	9,353	8,704	3.8	11.5

Total liabilities + stockholders' equity	88,423	82,731	83,832	6.9	5.5

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under C entral Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

					R$ millions

	3Q05	2Q05	3Q04	9M05	9M04

Revenue from financial intermediation	3,883	3,226	3,096	10,723	9,410

Lending operations	2,425	1,993	1,776	6,639	5,655

Result from marketable securities (1)	1,109	1,000	891	3,088	2,534

Insurance, pension plans and annuity result	257	257	242	757	656

Leasing operations, foreign exchange transactions

and compulsory deposits	92	(24)	187	239	565

Expenses on financial intermediation	(2,294)	(1,697)	(1,719)	(6,116)	(5,737)

Securities sold under repurchase agreements (open market)	(1,593)	(1,258)	(1,175)	(4,306)	(3,731)

Interest and restatement expenses on technical provisions for

insurance, pension plans and annuity	(159)	(156)	(150)	(468)	(402)

Borrowings and onlendings	(39)	152	(119)	(94)	(700)

Provision for loan losses	(503)	(435)	(275)	(1,248)	(904)

Profit from financial intermediation	1,589	1,529	1,377	4,607	3,673

Other operating income (expenses)	(826)	(845)	(821)	(2,449)	(2,245)

Fees from services rendered	870	794	829	2,430	2,390

Insurance, pension plans and annuity result	127	151	134	421	410

Credit card selling expenses	(68)	(72)	(92)	(206)	(249)

Salaries, benefits, training and social security	(518)	(467)	(527)	(1,431)	(1,470)

Other administrative expenses	(805)	(765)	(781)	(2,310)	(2,223)

Other taxes	(243)	(261)	(199)	(736)	(530)

Equity in the results of associated companies	14	16	3	29	8

Other operating income / Other operating expenses (1)	(203)	(241)	(188)	(646)	(581)

Operating income	763	684	556	2,158	1,428

Non-operating income (expenses)	(6)	17	(5)	4	1

Income before taxes and profit sharing	757	701	551	2,162	1,429

Income tax and social contribution	(170)	(129)	(141)	(464)	(238)

Profit sharing	(74)	(84)	(46)	(259)	(172)

Net income before minority interest	513	488	364	1,439	1,019

Minority interest	(38)	(35)	(37)	(110)	(111)

Net Income	475	453	327	1,329	908

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations,markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of theprojections contained herein.

3Q05 Conference Call will be held on November 11, at 07:00 a.m. (Eastern Time) in Portuguese, and at 9:00 a.m. (Eastern Time) in English.
See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.
For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.